Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

2nd October 2003

03032814

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 OCT 21 AM 7:21

Dear Sirs

Dairy Farm International Holdings Limited
<u>2003 Interim Dividend and Special Dividend</u>

We enclose for your information a notification dated 2nd October 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

DW 10/27

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Dividend
Released	11:11 2 Oct 2003
Number	4514Q

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

2003 INTERIM DIVIDEND AND SPECIAL DIVIDEND

We wish to advise the following Pound Sterling equivalents of the 2003 interim dividend and special dividend of the above Company. The dividends will be paid on 15th October 2003.

2003 interim dividend per share:	US cents 1.40
GBP equivalent of 2003 interim dividend per share:	0.8390 pence
Special dividend per share:	US cents 30.00
GBP equivalent of special dividend per share:	17.9786 pences

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

2nd October 2003

www.dairyfarmgroup.com

END

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